Exhibit 99.1

MHG - Quarterly dividend information

The board of Marine Harvest ASA has resolved to distribute a quarterly dividend of NOK 1 per share under its authorization granted by the General Meeting.

Marine Harvest's shares listed on the Oslo Stock Exchange (Oslo Børs) and the American Depositary Shares (ADS) listed on the New York Stock Exchange will be traded ex dividend from and including 4 September 2014.

The expected dates for the payment of dividend are 15 September 2014 for the shares listed on the Oslo Stock Exchange and 22 September 2014 for the US American Depository Receipt program.